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                                                                      Exhibit 5


                       SHELBY WILLIAMS INDUSTRIES, INC.

                            11-111 Merchandise Mart
                           [LOGO OF SHELBY WILLIAMS]
                            Chicago, Illinois 60654
                                (312) 527-3593

                                                                   May 12, 1999

Dear Stockholders:

   I am pleased to inform you that Shelby Williams Industries, Inc. (the "Company") has entered into an Agreement and Plan of Merger dated as of May 5, 1999 (the "Merger Agreement") with Falcon Products, Inc., a Delaware corporation ("Falcon"), and SY Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Falcon ("Merger Subsidiary"), pursuant to which Merger Subsidiary has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares ("Shares") of common stock, $.05 par value per share ("Common Stock"), of the Company at a purchase price of $16.50 per Share, net to the seller in cash. The Merger Agreement provides for the making of the Offer which, if consummated and certain conditions are satisfied, will be followed by a merger of Merger Subsidiary with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of Falcon.

   In the Merger, Shares (other than Shares owned by Falcon, Merger Subsidiary or the Company) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   In arriving at its recommendation, the Directors of your Company each gave consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Lazard Freres & Co. LLC, the Company's financial advisors, that, subject to the various assumptions and limitations set forth therein, as of the date of such opinion, the $16.50 cash price to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view.

   In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated May 12, 1999, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,

                                          /s/ Paul N. Steinfeld
                                          Chairman of the Board
                                          and Chief Executive Officer